December 1, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of disclosure filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that Medtronic plc has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q dated October 28, 2022, which was filed with the U.S. Securities and Exchange Commission on December 1, 2022.

Sincerely,

Medtronic plc

/s/ Jennifer M. Kirk
Jennifer M. Kirk
Senior Vice President, Global Controller and Chief Accounting Officer (Principal Accounting Officer)